

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2014

Via E-mail
Anthony A. Gostanian, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600

> **Re:** **Endeavour International Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 5, 2014 by Talisman Group Investments, L.L.C., et al**
> **File No. 1-32212**
>
> **Soliciting Materials intended to be filed pursuant to Rule 14a-12**
> **Filed May 5, 2014 by Talisman Group Investments, L.L.C., et al.**
> **File No. 1-32212**

Dear Mr. Gostanian:

We have reviewed the revised preliminary proxy statement, the related response letter and the additional soliciting materials filed on May 5, 2014, and we have the following additional comments.

Revised Preliminary Proxy Statement

General

1.   Both the Letter to Stockholders and the Stockholder Notice disclose that the participants will be seeking at the Annual Meeting to "elect [Mr. Kalisman]…in opposition to one of the Company's incumbent directors." Please revise to identify the specific director in question.

2.   Refer to the disclosure in the Letter to Stockholders stating that "[w]hile we are pleased that the Company is nominating William D. Lancaster…to serve as director…" and the disclosure on page 2 that "[w]e believe Mr. Lancaster's nomination is in the best interest of stockholders." Disclosure in the Company's definitive proxy statement indicates that on April 2, 2014, Mr. Lancaster, who was originally named as a nominee in Talisman's Notice Letter, revoked his previous consent to be nominated by Talisman." Refer to our prior comment 1 and Exchange Act Release No. 31326 (Oct. 16, 1992), including the text to which footnote 34 relates and Section II.I. therein. Please remove the above references to Mr. Lancaster.

3.   Disclosure in the Letter to Stockholders challenges Mr. Connally's adequacy as a director and cites to several points in support, followed by a sentence describing Mr. Browning's past working relationship with Mr. Transier. Please revise this discussion to explain the relevance of this last statement regarding Mr. Browning with the balance of the paragraph regarding Mr. Connally's suitability as director. Also explain why this past working relationship undermines Mr. Browning's independence.

4.   The Letter to Stockholders indicates that it is soliciting proxies to elect Mr. Kalisman in opposition to Mr. Connally and that "[t]his gives stockholders who wish to vote for our nominee the ability to vote for all director positions subject to election at the Annual Meeting." It is unclear why stockholders would have this ability. Please revise accordingly.

5.   The Letter to Stockholders indicates that "[w]hile serving as Lead Director and Chairman of the Compensation Committee, Mr. Connally received director compensation and supported executive compensation at levels that we believe are excessive, especially given the Company's history of poor performance." Please either include support for such statement in the proxy statement or provide such support to the staff on a supplemental basis with a view toward disclosure.

Proposal 1: Election of Directors, page 3

6.   Disclosure in this section indicates that Talisman intends to withhold its vote for Mr. Browning with respect to any shares it holds directly and that Talisman is "seeking your support for the election of…the Company's nominees other than Mr. Connally, as directors at the annual meeting," which includes Mr. Browning. Please expand the disclosure to explain why these two statements are not contradictory or inconsistent with each other. Also clarify the reference to "any shares we hold directly."

7.   Disclosure on page A-2 and page 3 indicates that Talisman may be deemed to be beneficial holder of 14.67% of the Company's Common Stock, and is "the largest beneficial owner" of the Company. However, we note that according to disclosure in the Company's definitive proxy statement filed with the SEC on April 17, 2014, Smedvig QIF Plc appears to be the Company's largest beneficial owner with 15.33% beneficial ownership. Please advise or revise.

Proposal 2: Ratification of Selection of Auditors, page 4

8.   Disclosure on page 4 states that abstentions will not count as votes for this proposal. However, we note that the Company's proxy statement states that abstentions on this proposal will effectively count as votes "against" the proposal since approval requires the affirmative vote of a majority of the stock having voting power present in person or represented by proxy. Refer to Item 21(b). Please advise or revise.

Proposal 3: Vote on the Adoption of the Company's 2014 Stock Incentive Plan, page 5

9.　　Disclosure on this page states "[t]he 2014 Stock Incentive Plan would replace the Company's current long-term incentive plans by consolidating the current plans and increase the number of shares of common stock available for issuance under awards by 2,075,000 shares, for a total of 5,016,204 shares which may be issued under the 2014 Stock Incentive Plan. This represents more than 10% of the shares of common stock currently outstanding."　Our understanding is that the increase would result in a total of 2,980,039, not 5,016,204 shares.　Please advise or revise.

Revocation of Proxies, page 8

10.　　Revise the first bullet point in this section to disclose that a stockholder of record may revoke or change proxy instructions by submitting *any* properly executed, subsequently dated proxy card, as opposed to only a gold proxy card.

Voting Procedures, page 7

11.　　Disclosure on this page states that "[y]ou may specify...to withhold authority for all or to withhold authority for Mr. Kalisman or any candidate nominated by the Company and whether your shares should be voted for or against each of the other proposals."　Stockholders will not have the ability to use the Talisman card to withhold authority with respect to Mr. Connally.　Stockholders may also choose to abstain with respect to the proposals other than the election of the directors.　Please revise.

Direct and Indirect Interests of the Participants in the Solicitation, page B-1

12.　　Page A-6 of Exhibit 99.1 of Amendment No.1 to the Talisman Schedule 13D filed on February 24, 2014 reports a stock purchase on February 14, 2013 of 150,000 shares but page B-2 of the Talisman proxy statement reports a stock purchase for the same date of 126,400 shares.　Please advise or revise.

Proxy Card

13.　　The proxy card refers to "For All," "Withhold All" and "For All Except" even though there is only one nominee listed.　In addition, the discretionary authority described on the last page of the card indicates that if no direction is given, the proxy will be voted "for" Proposal 1, which is not a current choice.　Please revise.　Please make corresponding changes in the proxy statement.

Soliciting Material filed May 5, 2014

14. We note that the soliciting material filed on May 5, 2014 has the box checked on the cover page indicating that it has been filed as "Definitive Additional Materials" as opposed to "Soliciting Material Under Rule 14a-12." Please note that all solicitations that are published, sent or given to stockholders before they have been furnished a definitive proxy statement must be made in accordance with Exchange Act Rule 14a-12. Refer to Exchange Act 14a-6(o).

15. Refer to the last two bullet points on page 7 of the ISS presentation. Disclosure suggests that the Company nominated Mr. Lancaster to the board as a result of Talisman seeking resolution with the Company. Please either provide support for such assertion or revise. In responding to this comment, please note that it is our understanding that the Company has not had contact with, or been contacted by, Mr. Kalisman, by any means of communication since March 26, 2014 when Mr. Transier and Mr. Kalisman had a phone conversation that did not touch on Mr. Lancaster's qualifications. It is also our understanding that Mr. Lancaster had been a candidate for nomination and was actively considered by the Board's Nomination and Governance Committee for about a year prior to the Talisman Notice Letter.

16. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable factual basis for each opinion or belief exists. Support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis with a view toward disclosure. In addition, as to matters for which the filing persons do not have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials. The following statements are representative of those which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion.
   - "We have performed extensive diligence and estimate that intrinsic value is at least $5 per share and *could potentially be worth more than $10 per share*." (page 5, emphasis added) Include in the provided support for such comment the identity of the "leading energy research and consulting firm."
   - "Endeavour will *undoubtedly continue to trade at a large discount* until the Board takes a number of corrective actions." (page 7, emphasis added)
   - "Stockholders eventually learned that delays in closing Alba were due to disagreements surrounding *decommissioning obligations not previously disclosed*." (page 12, emphasis added) It is our understanding that these were not new obligations but rather new demands by Chevron (the Company's joint operating agreement partners) to support those obligations.
   - "Implied a 23% expansion of the share base – with no stockholders vote – assuming full conversion of converts that were issued." (page 14) It is our understanding that

    this issuance represented less than 20% of the outstanding shares of common stock on an as-converted basis.

- "We believe Endeavour should not have ignored offers from other institutions with terms that were more favorable for all stockholders." (page 14) While this statement suggests that the Company received other offers and ignored them, it is our understanding that the Company engaged the investment bank, Credit Suisse, which was unable to line up a more favorable financing transaction.
- "We believe Endeavour's *executive compensation is excessive* versus its peers . . . . (page 17, emphasis added); "*Excessive executive compensation* despite poor performance" (page 16, emphasis added); CEO Bill Transier and Lead Director John Connally III have a track record of . . . *extracting egregious personal compensation* (page 29)
- "Last year's strategic review lacked credibility since it was conducted, in part, *by a firm that employs one of Endeavour's directors…*" (page 28, emphasis added) It is our understanding that the strategic review was run by Tudor, Pickering, Holt & Co., which does not employ any directors of the Company.
- "…the public markets currently ascribe little to no value to these assets." (page 28, emphasis added)
- "*Court records show* that Mr. Transier met with SM Energy to try to extricate Endeavour from its purchase obligation." (page 34, emphasis added) It is our understanding that the only record supporting such assertion is the plaintiff's brief from the case in question. There is no other court record testifying to this alleged fact, such as court decision, sworn affidavit or testimony transcript. Please avoid using such statements in future soliciting materials without providing additional disclosure to specify the source of such information.

17.   We note that the filing persons have made statements in their soliciting materials that appear to directly or indirectly the character, integrity or personal reputation of the Company's management and board of directors, all without adequate factual foundation. The following are examples of such statements:

- "*Undisclosed* Dilution from Monetary Production Payment" and "…the true cost of the expanded Monetary Production Payment was not announced in an earnings release or discussed openly during a conference call, but rather *hidden* in a separate Form 8-K filing" (Page 11 of Soliciting Materials, emphasis added) (page 11, emphasis added).
- "Value Destruction and Misinformation" (page 11-14)
- "We also believe the Board either erred or *intentionally concluded* its strategic review before key assets like Alba and Rochelle stabilized (and best values could be achieved) (page 28, emphasis added)

    Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual

Anthony A. Gostanian, Esq.
Ropes & Gray LLP
May 7, 2014
Page 6

foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

*   *   *

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions